FORMULA SYSTEMS (1985) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Sunday, March 11, 2007, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To elect (a) five directors to the Board of Directors of the Company each to hold office until the next annual general meeting, and (b) two outside directors to the Board of Directors of the Company to a three-year term in accordance with the Israeli Companies Law, 1999 (the “Companies Law”);

(2)

To reappoint BDO Ziv & Haft as the Company's independent auditors and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration; and

(3)

To consider the Consolidated Financial Statements of the Company for the year ended December 31, 2005.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on February 7, 2007, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker.  Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.  Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s office at the above address no later than ten days following the record date.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

By Order of the Board of Directors,

February 1, 2007

Herzlia, Israel

Gad Goldstein

President and Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting”, or, the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Sunday, March 11, 2007, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are first being distributed to shareholders on or about February 8, 2007.  Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share.  The Company had outstanding on January 31, 2007, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on February 7, 2007, will be entitled to notice of, and to vote at the Meeting.

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company’s knowledge, as of January 31, 2007, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

Shares Beneficially Owned

Name

Number

Percentage (1)

Emblaze Ltd. (2)

5,052,237

38.3%

Menorah Holdings Ltd. (3)

795,471

6.03%

All directors and officers as a group

330,000

2.5%

(9 persons)

__________________________

(1)

Percentages are based on 13,200,000 Ordinary Shares outstanding as of January 31, 2007.

(2)

Based upon the information contained in a Schedule 13D filed with the Securities and Exchange Commission by Emblaze Ltd. ("Emblaze") on November 30, 2006.

(3)

Based upon the information contained in a Schedule 13D filed with the Securities and Exchange Commission by Menorah Holdings Ltd. ("Menorah") on September 27, 2006, with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds (Menorah Insurance Company Ltd., Mivtachim Pension Funds Ltd., Menorah Mivtachim Provident Funds Ltd. and Menorah Mivtachim Mutual Funds Ltd.).

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

ITEM 1

ELECTION OF DIRECTORS

The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three nor more than eleven) as may be fixed, from time to time, by the shareholders of the Company. In addition, at least two directors of the Company must be outside directors as defined under Israeli law, and as such each holds their offices for terms of three years. The members of our audit committee are required to be independent directors under the Nasdaq rules. At the Meeting, a total of seven nominees named below, four of whom currently serve as directors of the Company, will be nominated for election as directors of the Company. Two of such nominees are being proposed for election as outside directors (as defined in the Companies Law).

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the five nominees named below as directors, each to hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company, and for the election of two nominees as outside directors (as defined by the Companies Law), each to hold office for three years, unless his office is earlier vacated by resignation or under any relevant provisions of the Companies Law.

In the event any of the nominees to the Board should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.  The name of each of the nominees and his or her professional background are as follows:

Nominees for Director

Guy Bernstein has served as one of our directors since November 2006.  He has served as the Chief Executive Officer of Emblaze Ltd., a company listed on the London Stock Exchange, since December 2006. From April 2004 to December 2006, Mr. Bernstein served as the Chief Financial Officer of Emblaze and he has served as a director of Emblaze since April 2004.  Prior thereto, Mr. Bernstein served as the Chief Financial and Operations Officer of Magic Software Enterprises Ltd., a NASDAQ-listed company, a position he held since 1999. He joined Magic from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a Certified Public Accountant in Israel.

Shimon Laor has served as one of our directors since November 2006.  He also served as a director of Emblaze and served as its Chief Financial Officer from 1995 to 2000. Since then he has been engaged in private business initiatives. Mr. Laor also serves as a director of Orca Interactive Ltd. and Visual Defence Inc., partly-owned subsidiaries of Emblaze. Prior to joining Emblaze in August 1995, he served as an economist at the Head Office Foreign Currency Division of the First International Bank of Israel.  Mr. Laor holds a B.A. degree in Economics and Accounting from Tel Aviv University.

Tal Barnoach has served as one of our directors since November 2006.  Since 1994, Mr. Barnoach has served as Chairman and Chief Executive Officer of S.E.A Multimedia, an AIM-listed company. In addition, he serves as the Chief Executive Officer of BeInSync, a company he co-founded in 2002. Since 1999, Mr. Barnoach has served as Chairman of Orca Interactive Ltd., an AIM-listed company.  From 2000 and until 2003, he served as the Chairman of Icognito and Dotomi. Mr. Barnoach holds a B.A. degree in Economics from the University of Tel Aviv.

Hadas Gazit Kaiser has served as the Chief Financial Officer and Finance Director of Emblaze Ltd. since December 2006.  Prior thereto, she served as the Vice President-Finance of Emblaze and the Chief Financial Officer of Emblaze Mobile from 2005. From 2002 to 2005, Mrs. Gazit Kaiser served as the Budget Control Manager of TTI Team Telecom International Ltd., a NASDAQ-listed company. Prior thereto, Mrs. Gazit Kaiser acted as a manager at Kost, Forer Gabbay & Kasierer. Mrs. Gazit Kaiser holds a B.A. degree in Economics and Accounting and an M.B.A. degree in Finance, both from Tel Aviv University, and is a Certified Public Accountant in Israel.

Shlomo Nass has served as one of our directors since April 2003. Mr. Nass is the President of and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., Ayalon Insurance Company Ltd., TAO, N.M.C. and Yuli Shukei Hon Ltd. Mr. Nass holds a B.Sc. degree in Economics and Accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a Certified Public Accountant in Israel and a member of the Israel Bar.

Nominees for Outside Director

Ronnie Vinkler is an independent business development and management analysis consultant.  He also serves as a director of Mofet Israel Technology Fund Ltd. From 2002 to 2003, Mr. Vinkler served as General Manager of Icom Mobile (Israel).  From 2000 to 2002, he served as General Manager of B.I.S. Advanced Software Solutions Ltd. Mr. Vinkler holds a B.Sc. degree in Aeronautical Engineering and Industrial Engineering and Management from Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in Aeronautical Engineering from Caltech, California Institute of Technology.

Ofer Lavie is an independent financial business development consultant.  From 1999 to 2005, Mr. Lavie served as the Chief Financial Officer of Metalink Ltd., a company listed on NASDAQ and the Tel Aviv Stock Exchange. Mr. Lavie also serves as Chairman of the International Tax Subcommittee of the CFO Forum and as a director of Yozma Pension Fund for Self Employed Ltd. Mr. Lavie holds a B.Sc. degree in Economics from Tel Aviv University.

Outside Directors

Under the Companies Law, public companies which have offered shares to the public in or outside of Israel are required to elect two outside directors who must meet specified standards of independence. No person may be appointed as an outside director if the person or the person’s relative, partner, employee or any entity under the person’s control, had or has, on or within the two years preceding the date of the person’s appointment to serve as an outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control of the company and services as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

The initial term of an outside director is three years and may be extended for one additional three-year period and, under certain circumstances, for additional three-year periods. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of the company are of one gender, the outside director to be elected must be of the other gender. At the Meeting, the shareholders of the Company will be requested to approve the appointment of Ronnie Vinkler and Ofer Lavie as outside directors to hold office for three years.  Our current outside directors have indicated their intent to resign from the Company upon the election of the nominees at the Meeting.

Any committee of the board of directors that exercises a power of the board must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and as further detailed below, and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Alternate Directors

The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual (who is not then a member of the Board) to serve as an alternate director.  Any alternate director shall have all of the rights and obligations of the director appointing him, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him is present.  One individual may not act as the alternate for more than one director. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.  Currently, no alternate directors have been appointed.

Audit Committee

The Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company’s outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Subject to their election as the Meeting, the audit committee will consist of the two outside directors, as well as Shlomo Nass. Each proposed audit committee member qualifies as an independent director under the applicable Nasdaq rules and those of the Securities and Exchange Commission. The Board of Directors has agreed that Shlomo Nass is an “audit committee financial expert” as that term is defined in the applicable Securities and Exchange Commission rules.

The audit committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and financial reporting practices and financial statements of the Company and the independence, qualifications and performance of the Company's independent auditors.  The Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to recommend the selection or replacement of the independent auditors for shareholder approval) and to pre-approve all auditing services and permitted non-audit services, including budgets and other terms.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigation.

Compensation of Directors and Officers

The aggregate direct remuneration paid by the Company to all persons as a group who served in the capacity of director or executive officer in the year ended December 31, 2005, was approximately $931,850.  This includes amounts set aside or accrued to provide post-employment benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The amount also includes payment of director’s fees to non-employee directors of the Company (which are compensated in the same amounts in accordance with the regulations promulgated under the Israeli Companies Law, 1999). The Company’s employee directors do not receive fees for their services as directors.

The Company will pay the outside directors of the Company the fixed remuneration based on the Companies Regulations (Rules Regarding Remuneration and Expenses to Outside Directors), 2000, for companies of the same classification in relation to shareholders’ equity, currently, NIS 38,071 per annum (approximately $8,937) and a meeting attendance fee of NIS 1,417 (approximately $333) (linked to the CPI).

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that (a) each of Guy Bernstein, Shimon Laor, Tal Barnoach, Hadas Gazit Kaiser and Shlomo Nass be elected as director of the Company, and (b) each of Ronnie Vinkler and Ofer Lavie be elected as outside directors of the Company in accordance with the Companies Law."

Required Vote

Under the Companies Law, resolution (a) shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon, and resolution (b) shall be deemed adopted if approved by either (1) the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, provided that at least one-third of the shares of non-controlling shareholders represented and voting at the Meeting are included in the majority, or (2) the total shareholdings of those who have no controlling interest who vote against said resolution do not represent more than 1% of the voting rights of the Company.

The Board of Directors recommends a vote FOR all of the nominees of the Board of Directors.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the appointment of BDO Ziv & Haft, Certified Public Accountants (Israel), to serve as our independent public accountant until next year’s Annual General Meeting. BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. Subject to the authorization of the shareholders, the remuneration of BDO Ziv & Haft will be fixed by the Audit Committee of the Company. With respect to the fiscal year 2005, the Company paid BDO Ziv & Haft approximately $100,000 for audit services and approximately $20,000 for tax-related services.

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that BDO Ziv & Haft be, and hereby is, reappointed as the Company's independent auditors until next year’s annual general meeting; and that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors."

Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR approval of the reappointment of BDO Ziv & Haft as independent auditor of the Company and the authorization of the Audit Committee to fix their remuneration.

ITEM 3

CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005 will be presented to the shareholders for consideration.

Our audited financial statements for the year end December 31, 2005 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on July 2, 2006. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov.These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders. We will hold a discussion with respect to the financial statements at the Meeting.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Gad Goldstein

President and Chief Executive Officer

Dated: February 1, 2007

FORMULA SYSTEMS (1985) LTD.

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on March 4, 2007)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as possible, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Shares of Formula Systems (1985) Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 7, 2007 at the Annual General Meeting of the Shareholders of Formula Systems (1985) Ltd. to be held at their executive offices on Sunday, March 11, 2007 at 10:00 a.m., or any adjournment or postponement thereof in respect of the resolutions specified on the reverse.

NOTE:  Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box.

To include any comments, please mark this box.  ☐

Pleases complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

1.

Election of directors.

Guy Bernstein

☐  for

☐  against

☐  abstain

Shimon Laor

☐  for

☐  against

☐  abstain

Tal Barnoach

☐  for

☐  against

☐  abstain

Hadas Gazit Kaiser

☐  for

☐  against

☐  abstain

Shlomo Nass

☐  for

☐  against

☐  abstain

Ronnie Vinkler (outside director)

☐  for

☐  against

☐  abstain

Ofer Lavie (outside director)

☐  for

☐  against

☐  abstain

2.     To BDO Ziv & Haft as independent auditors and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration.

☐  for

☐  against

☐  abstain

__________________  __________________

Date                                                       ShareOwner sign here     Co-Owner Sign here

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.